February 6, 2014

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attention:       Mara Ransom, Assistant Director

Jason Niethamer, Assistant Chief Accountant

Re:                             Comment Letter Dated January 15, 2014

The Michaels Companies, Inc.

Registration Statement on Form S-1 filed December 20, 2013

File No. 333-193000

Dear Ms. Ransom:

On behalf of The Michaels Companies, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated January 15, 2014 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, filed with the Commission on December 20, 2013 (File No. 333-193000) (the “Registration Statement”).

All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Company at its request.  All responses to the accounting comments were prepared by the Company in consultation with its independent registered public accounting firm.  We have set forth the Company’s responses below.

For reference purposes, the comments set out in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below such comments.  References to page numbers are to the page numbers of the Registration Statement.  The Company is not filing an amendment to the Registration Statement at this time, but plans to do so in the near future.  The next amendment will include the Company’s information for the fiscal period ending February 1, 2014.  We have included in our responses proposed language addressing the Staff’s comments for inclusion in the next amendment to the Registration Statement.

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

Responses to the January Comment Letter

General

1.                                      Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

RESPONSE:

The Company advises the Staff exhibits will be submitted with a future amendment to the Registration Statement. The Company acknowledges the Staff will need adequate time to review such exhibits when they are included in a future amendment to the Registration Statement and will file any additional required exhibits as soon as possible to enable the Staff to review them before it requests acceleration of the effective date of the Registration Statement.

2.                                      Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

RESPONSE:

The Company advises the Staff the Company has not yet prepared any gatefold information such as pictures, graphics or artwork to be used in the prospectus. The Company acknowledges the Staff will need sufficient time to review this information when it is included in a future amendment to the Registration Statement.

Prospectus Summary, page 1

3.              Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

•                  “According to the CHA 2011 Attitude & Usage Study, which represents the most recent available third party estimate of industry size, the arts

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

and crafts industry generated approximately $30.3 billion in sales for the twelve months ended June 30, 2011, up from $27.3 billion in sales for the twelve months ended December 31, 2008.” Page 3;

•                  “We are the only arts and crafts retailer named on Interbrand’s list of Best Retail Brands in the United States, ranking 28th in 2013.” Page 4; and,

•                  “We are the largest arts and crafts specialty retailer in North America.” Page 75

These are only examples. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement, or revise to indicate that it is based on management’s belief and discuss the basis for such belief. Please revise throughout your prospectus as necessary.

RESPONSE:

The Company is supplementally furnishing the Staff with the sources supporting the statements above and has highlighted the relevant information in Exhibit A provided to the Staff.

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

4.                                      Given the recent dividend payments you have made, please revise your prospectus summary to disclose such dividends and the amounts that were ultimately paid out, including amounts paid to your Sponsors, directors, and executive officers. Please also state the business purpose for these dividends. Please also disclose in your prospectus summary that in connection with these dividends, you incurred borrowings of at least $800 million.

RESPONSE:

The Company’s next amendment to the Registration Statement will be revised based on the above comment to include the additional revisions below in the “Prospectus Summary - The Reorganization” on page 7.

“Subsequent to the Reorganization, on July 29, 2013, FinCo Holdings and FinCo Inc. issued $800 million aggregate principal amount of 7.50%/8.25% PIK Toggle Notes due 2018 (the “Holdco Notes”) in a private transaction.  The net proceeds from the debt issuance were approximately $782 million, after deducting the initial purchasers’ discount and fees and expenses.  FinCo Holdings distributed the net proceeds to the Company and the proceeds were used to fund a cash dividend to the Company’s equity and equity-award holders and pay related fees and expenses.  Amounts paid to our Sponsors and other non-management equity holders were approximately $714 million and $49 million, respectively.  Amounts paid to current executive officers were approximately $5 million and amounts paid to other management equity holders (including former management) were approximately $12 million. In addition, approximately $2 million will be paid to management equity holders at the time restricted stock awards vest.  No dividends were directly paid to directors of the Company.  The dividend was paid to provide liquidity to our equity holders.”

5.                                      Please revise your prospectus summary to quantify and describe any payments, compensation or equity that your Sponsors, directors and executive officers received or will receive in connection with this offering.

RESPONSE:

The Company advises the Staff the prospectus summary will include the payments, compensation or equity, if any, that the Sponsors, directors and executive officers received or will receive in connection with this offering.  In addition, the Company’s next amendment to the Registration Statement will be

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

revised based on the above comment to include the additional language below in the “Prospectus Summary — Payments to the Sponsors and Highfields in Connection with the Offering” on page 8.

In connection with this offering, we plan to terminate our management services agreement with the Sponsors and Highfields, and pay Bain Capital, The Blackstone Group and Highfields termination fees in the amount of $      million, $      million and $      million, respectively.

Use of proceeds, page 32

6.                                      Please revise to specify the amount of proceeds to be used for each of redeeming a portion of the Holdco Notes, paying the applicable premium and paying the accrued and unpaid interest, and to include the disclosure required by instruction 4 to item 504 of regulation S-K.

RESPONSE:

The Company’s next amendment to the Registration Statement will be revised based on the above comment to include the additional revisions below in the “Use of Proceeds” section currently shown on page 32.

“We intend to use the net proceeds from this offering to redeem approximately $         million ~~a portion~~ of the Holdco Notes, to pay the applicable redemption premium of $       million (2% of the principal amount of the Holdco Notes being redeemed), to pay ~~and~~ accrued and unpaid interest to, but not including, the applicable redemption date of  $       million and to pay related fees and expenses of $       million.  The Holdco Notes were issued in July 2013 and mature in August  2018.  The interest rate on the Holdco Notes is 7.50% per annum with respect to cash interest and 8.25% per annum with respect to PIK Interest, which is the cash interest rate plus 75 basis points.  Net proceeds of the Holdco Note issuance were used to pay a cash dividend, distribution and other payments to our equity and equity award holders and pay related fees and expenses.”

The Company supplementally advises the Staff any preliminary prospectus circulated will include the estimated amount of proceeds to be used for each of redeeming a portion of the Holdco Notes, paying the applicable premium and paying the accrued and unpaid interest, and will include the disclosure required by instruction 4 to item 504 of regulation S-K.

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

However, because the net proceeds have not yet been determined, such information is not yet available. The Company acknowledges the Staff will need sufficient time to review such information when it is included in a future amendment to the Registration Statement.

Dividend Policy, page 33

7.                                      Please supplementally confirm, if true, that the recipients of the dividend awarded in July 2013 included all of the persons holding equity or equity awards at that time.

RESPONSE:

The Company supplementally advises the Staff the recipients of the dividend awarded in July 2013 included all of the persons holding equity or equity-awards at that time.

Management’s discussion and analysis of financial condition and results of operations, page 41

8.                                      Please revise your disclosure in this section to further explain the reasons for incurring your debt, the use of the proceeds of your debt, and how the incurrence of your debt fits into your overall business plan and impacts your operations. Refer to Item 303 of Regulation S-K and Section IV of Release No. 34-48960. Please also explain how you intend to deal with this debt in future periods, and address how your debt may limit your financial flexibility, how you will deal with any such limited financial flexibility and the nature and implication of debt covenants that restrict your ability to incur additional debt.

RESPONSE:

The Company will revise the discussion under “Management’s discussion and analysis of financial condition and  results of operations — Liquidity and capital resources”, beginning on page 62,  in the next amendment of the Registration Statement to provide the following additional disclosures to address the reasons for incurring and the use of the proceeds of  its debt.

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

“On October 31, 2006, substantially all of the common stock of MSI was acquired by the Sponsors through a merger transaction (the “Merger”). To finance the Merger, MSI issued the 2014 Senior Notes, the 2016 Senior Subordinated Notes and Subordinated Discount Notes and executed a Senior Secured Term Loan Facility and a senior secured asset-based Revolving Credit Facility, which in aggregate was approximately $4.0 billion. Since October 31, 2006, MSI has retired or purchased some of this debt through redemptions, repurchases or exchanges and has issued new debt or amended existing debt facilities in connection with these retirements and purchases.  As of November 2, 2013, the Company’s total debt outstanding was approximately $3.8 billion.

In July 2013, FinCo Holdings and FinCo Inc. issued the Holdco Notes.  FinCo Holdings distributed the proceeds, net of expenses, to us.  We used this cash to pay a cash dividend, distribution and other payments to our equity and equity award holders and pay related fees and expenses.”

In regards to how the Company’s debt impacts its operations and how the Company deals with any such limited financial flexibility, the Company respectfully refers the Staff  to the following paragraph on page 62 of  the Registration Statement included below for the Staff’s reference.  The Company respectfully notes that the following paragraph had been added in response to comment 5 of the Staff’s comment letter to Michaels Stores, Inc., dated June 6, 2012.

“Our substantial indebtedness could adversely affect our ability to raise additional capital, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk, and prevent us from meeting our obligations. Management reacts strategically to changes in economic conditions and monitors compliance with debt covenants to seek to mitigate any potential material impacts to our financial condition and flexibility.”

In regards to how the Company intends to deal with its debt in future periods, the Company respectfully refers the Staff  to the following paragraph on page 62 and the subsequent paragraph on page 63 of the Registration Statement included below for the Staff’s reference.  The Company respectfully notes that the following paragraph on page 62 had been added in response to comment 5 of the Staff’s comment letter to Michaels Stores, Inc., dated June 6, 2012.

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

“We intend to use excess operating cash flows to repay portions of our indebtedness and fund growth opportunities, depending on market conditions. If we use our excess cash flows to repay our debt, it will reduce the amount of excess cash available for additional capital expenditures.

“We and our subsidiaries, affiliates, and significant shareholders may continue from time to time to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions, by tender offer or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors.”

The Company will also revise the discussion under “Management’s discussion and analysis of financial condition and  results of operations — Liquidity and capital resources”, beginning on page 62,  in the next amendment of the Registration Statement to provide the following additional disclosures to address the nature and implication of debt covenants that restrict the Company’s ability to incur additional debt.

“We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject, in the case of MSI and FinCo Holdings and their subsidiaries, to the restrictions contained in our Senior Secured Credit Facilities and the indentures governing our notes. In addition, our Senior Secured Credit Facilities and indentures governing our notes do not restrict our owners from creating new holding companies that may be able to incur indebtedness without regard to the restrictions set forth in our Senior Secured Credit Facilities and the indentures governing our notes. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.”

In regards to the nature and implication of debt covenants, the Company respectfully refers the Staff to the following paragraphs on page 66 of the Registration Statement included below for the Staff’s reference.

“The indentures governing the 2018 Senior Notes and 2020 Senior Subordinated Notes contain covenants limiting, among other things, MSI’s ability, and the ability of MSI’s restricted subsidiaries, to:

• incur or guarantee additional debt

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

• pay dividends or distributions on MSI’s capital stock or repurchase MSI’s capital stock or prepay debt that is subordinated to the 2018 Senior Notes and 2020 Senior Subordinated Notes, respectively

• issue stock of subsidiaries

• make certain investments, loans, advances and acquisitions

• create liens on MSI’s and such subsidiaries’ assets to secure debt

• enter into transactions with affiliates

• merge or consolidate with another company

• sell or otherwise transfer assets

“The indenture governing the Holdco Notes contains restrictive covenants and events of default substantially similar to, but less restrictive than, those of the 2018 Senior Notes and 2020 Senior Subordinated Notes described above, which restrict FinCo Holdings and its restricted subsidiaries, including MSI and its subsidiaries.”

Restatement-share-based compensation, page 43

9.                                      You state “…the Company re-measures the fair value of stock compensation each period and recognizes changes in fair value as awards vest and until the award is settled.” Please show us by an example how you re-measure and recognize stock compensation and the related balance sheet effects.

RESPONSE:

Accounting Standards Codification Topic 718, Compensation — Stock Compensation, requires share-based compensation liabilities to be recognized at fair value, and be remeasured at each reporting date through the date of settlement; consequently, compensation cost recognized will vary based on changes in fair value.

For illustrative purposes, the Company has provided the following hypothetical remeasurement example:

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

On April 29, 2012, the Company issued a hypothetical grant of 30,000 options with an exercise price of $25.08.  The options vest 20% each year over five years of service and expire on July 27, 2020.  On July 28, 2012 (the end of the Company’s second fiscal quarter for its fiscal year 2012), the Company calculated the Black Scholes value of the option as $8.50; hence the fair value of the award in total was $255,000 (30,000 x $8.50), less estimated forfeiture of $51,000 ($255,000 x 20%).  The share-based compensation liability for the second quarter is $10,172 ([$204,000 x 91 days outstanding] / [5 years x 365 days/yr]).  The journal entries for the second fiscal quarter would be as follows:

To recognize compensation cost:

Compensation cost	$10,172
Share-based compensation liability		$10,172

To recognize the deferred tax asset for the temporary difference related to compensation cost ($10,172 x 39.4%):

Deferred tax asset	$4,008
Deferred tax benefit		$4,008

At the end of the Company’s third fiscal quarter on October 27, 2012, the Company calculated the Black Scholes value of the option as $9.00; hence the fair value of the award in total was $270,000 (30,000 x $9.00), less estimated forfeiture of $54,000 ($270,000 x 20%).  The share-based compensation liability as of October 27, 2012, is $21,541 ([$216,000 x 182 days outstanding] / [5 years x 365 days/yr]).  Compensation cost for the portion of the award related to the service rendered and increase in the market value in the third fiscal quarter is $11,369 ($21,541 - $10,172).  The journal entries for the third fiscal quarter would be as follows:

To recognize compensation cost:

Compensation cost	$11,369
Share-based compensation liability		$11,369

To recognize the deferred tax asset for the temporary difference related to compensation cost ($11,369 x 39.4%):

Deferred tax asset	$4,479
Deferred tax benefit		$4,479

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

At the end of the Company’s fourth fiscal quarter on February 2, 2013, the Company calculated the Black Scholes value of the option as $10.00; hence the fair value of the award in total was $300,000 (30,000 x $10.00), less estimated forfeiture of $60,000 ($300,000 x 20%).  The share-based compensation liability as of February 2, 2013, is $36,822 ([$240,000 x 280 days outstanding] / [5 years x 365 days/yr]), because service has been provided for three quarters of the five-year vesting period.  Compensation cost recognized for the award in the fourth quarter is $15,281 ($36,822 - $11,369 - $10,172).  The journal entries for the fourth fiscal quarter would be as follows:

To recognize compensation cost:

Compensation cost	$15,281
Share-based compensation liability		$15,281

To recognize the deferred tax asset for the temporary difference related to compensation cost ($15,281 x 39.4%):

Deferred tax asset	$6,021
Deferred tax benefit		$6,021

Critical accounting policies and estimates, page 49

Share-based compensation expenses, page 53

10.                               We note your disclosure that the fair value of the common stock underlying your option grants is estimated by a third party valuation firm and approved by the Board of Directors at the time the option grants are awarded. Please describe in more clarity the nature and extent of management involvement in the determination of the fair value of the common stock. Please tell us what consideration was given to the third party valuation firm being named as an expert.

RESPONSE:

The Company’s next amendment to the Registration Statement will be revised to describe with more clarity the extent of management’s involvement in the determination of the fair value of the common stock, and the fact that the appraisal, consisting of a range of valuations, provided by the third party valuation firm, is only one of the factors considered by the Company’s management in making its determination.  Since the third party valuation

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

consisted of a range of valuations and was only one of the factors considered by the Company’s management in determining the fair value of the common stock, the Company does not consider the third party valuation firm to be an expert.  The Company’s revision to page 53, “Critical accounting policies and estimates — Share-based compensation expense” will be revised as follows.

“All grants of our stock options have an exercise price equal to or greater than the fair market value of our Common Stock on the date of grant. Because we are privately held and there is no public market for our Common Stock, the fair value of our equity is estimated ~~by a third party valuation firm~~ by our management, and approved by our Board at the time option grants are awarded. In estimating the fair value of our Common Stock, management and the Board consider~~s~~ factors ~~it~~ they believe~~s~~ are material to the valuation process including the Company’s actual and projected financial results, the principal amount of the Company’s indebtedness~~,  internal valuations of the Company~~ and a third party range of valuations of the Company. In fiscal 2012, fiscal 2011 and fiscal 2010, valuations completed relied on projections of our future performance, estimates of our weighted average cost of capital, and metrics based on the performance of a peer group of similar companies, including valuation multiples and stock price volatility.”

11.                               In light of the fact that you consider stock-based compensation to be critical accounting policy, please also tell us what consideration you gave to providing a table disclosing for each grant of stock options, the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve month period preceding the most recent balance sheet date.

RESPONSE:

In the next amendment of the Registration Statement, the Company will include the information requested by the Staff.  As of February 2, 2013, the information requested is provided below.

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

Quarter end date	# of options granted	Exercise Price	Fair Value of Common Stock at Grant	Average Fair Value of Option at February 2, 2013
April 28, 2012	145,291	$24.09	$24.09	$8.13
July 28, 2012	89,001	$25.08	$25.08	$7.70
October 27, 2012	129,264	$25.08	$25.08	$9.35

12.                               We note that you considered, in part, formal valuations in determining the fair value of your common stock. Please revise this section to disclose the following information related to issuances of equity instruments:

•                  Indicate whether the Board performed a contemporaneous or retrospective valuation to determine the fair value of the company’s common stock underlying the option grants;

•                  We note your brief narrative of the estimated fair value from January 28, 2012 to February 2, 2013. Revise your disclosure to also discuss each significant factor contributing to the changes in fair value determined, as of the date of each grant and equity related issuance, through the estimated IPO price. This would include a description of  significant intervening events within the company and changes in assumptions as well as  weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing date of the registration statement; and

•                  Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

RESPONSE:

In the next amendment on the Registration Statement, the Company will revise page 53, “Critical accounting policies and estimates --- Share-based compensation expense” in response to comments 10 and 12 as follows.

“All grants of our stock options have an exercise price equal to or greater than the fair market value of our Common Stock on the date of grant. Because we are privately held and there is no public market for our Common Stock, the fair value of our equity is estimated ~~by a third party valuation firm~~ by our management,

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

relying in part on an independent appraisal of our fair market value by a third party valuation firm, and approved by our Board at the time option grants are awarded.  Since the second quarter of 2011, the Company has performed contemporaneous quarterly valuations of its common stock on the last day of each quarterly period; option grants or equity grants occurring between valuations are valued at the last Board approved fair value of the Common Stock. In estimating the fair value of our Common Stock, management and the Board consider~~s~~ factors ~~it~~ they believe~~s~~ are material to the valuation process including the Company’s actual and projected financial results, the principal amount of the Company’s indebtedness and formal valuation~~s~~ ranges of the Company prepared by a third party valuation firm. In fiscal 2012, fiscal 2011 and fiscal 2010, valuations completed relied on projections of our future performance, estimates of our weighted average cost of capital, and metrics based on the performance of a peer group of similar companies, including valuation multiples and stock price volatility.”

The Company understands that there has been a change in the Staff’s policy with respect to the requirement to provide detailed disclosure regarding historical practice and grant by grant stock valuations in its registration statement and that going forward the Staff will request that issuers supplementally provide the Staff with their stock valuation analysis.  Accordingly, the Company supplementally provides the following analysis of its historical stock valuation practice.

From February 2, 2013 to May 4, 2013, the estimated fair value of Common Stock increased from $26.93 to $26.98 per share. The price per share increased due to increases in the market prices of our peer group companies and a decrease in the Company’s weighted average cost of capital which was offset by a reduction in the Company’s baseline projected operating results in future years to reflect revised expectations.

From May 4, 2013 to August 3, 2013, the second quarter of the Company’s fiscal year, the estimated fair value of Common Stock decreased from $26.98 to $21.78 per share.  A cash dividend paid to all equity holders in July 2013 decreased the fair value of the common stock by the amount of the cash dividend of $6.47 per share.  From August 3, 2013 to November 2, 2013, the third quarter of the Company’s fiscal year, the estimated fair value of Common Stock increased from $21.78 to $22.96 per share.  The decrease from the dividend was partially offset in the second and third quarters of fiscal 2013 due to the recent market trends for guideline company transactions.

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

Results of Operations, page 54

Quarter and nine months ended November 2, 2013 compared to the quarter and nine months ended October 27, 2012

13.                               We note your disclosure of “improved efficiencies,” “new product offerings,” and “direct import penetration and private brand initiatives” that offset the increase in cost of sales and occupancy expense. Please revise your discussion to provide more insight as to the nature of these items including why these items had a positive impact on your results of operations as compared to the prior year. We refer you to Section III.B.4. of SEC Release No. 33-8350. Additionally, please tell us whether you intended the net sum of the quantified factors discussed under this caption to not total to the total increase of $53 million.

RESPONSE:

The Company will revise the discussion below in the next amendment of the Registration Statement to provide the following additional disclosures in response to this comment for the quarter ended November 2, 2013 compared to the quarter ended October 27, 2012.

“Cost of sales and occupancy expense—Cost of sales and occupancy expense increased $53 million to $665 million in the third quarter of fiscal 2013 from $612 million in the third quarter of fiscal 2012. Cost of sales increased primarily due to increased merchandise costs of $49 million from higher sales compared to the prior year, $5 million from increased freight and distribution costs (primarily for the Rainbow Loom), and $5 million for inventory ~~markdowns~~ reserves due to an increase in discontinued stock keeping units associated with planned merchandise resets and a slower sell-through of this merchandise. This was partially offset by a $4 million decrease attributable to improved operational efficiencies~~, and new product offerings~~, ~~in~~ at our vertically integrated framing operations which reduce the per product cost.  We also had a $6 million decrease due to our increased direct import ~~penetration~~ volume and private brand initiatives in the current year compared to the prior year. These initiatives allowed us to reduce design, sourcing

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

and intermediary product costs.   In addition, we had a $4 million increase in rent and related expenses primarily related to opening new stores.”

The Company supplementally provides the following table to summarize the $53 million increase noted above in Cost of sales and occupancy expense in millions:

Increased merchandise costs	$49
Increased freight and distribution costs	5
Increased inventory reserves	5
Improved operational efficiencies	(4)
Savings from direct import volume increase and private brand initiatives	(6)
Increased rent and related expenses	4
Net increase in cost of sales and occupancy expenses	$53

The Company will revise the discussion below in the next amendment of the Registration Statement to provide the following additional disclosures in response to this comment for the nine months ended November 2, 2013 compared to the nine months ended October 27, 2012.

“Cost of sales and occupancy expense—Cost of sales and occupancy expense increased $80 million to $1,816 million for the first nine months of fiscal 2013 from $1,736 million for the first nine months of fiscal 2012.  Cost of sales increased $51 million due primarily to a $61 million increase in merchandise costs associated with higher sales, a $10 million increase in inventory ~~markdowns~~ reserves due to an increase in discontinued stock keeping units associated with planned merchandise resets and a slower sell-through of this merchandise, a $3 million reduction in the recognition of vendor allowances compared to the prior year and a $4 million increase in freight and distribution costs (primarily for the Rainbow Loom). This was partially offset by a $9 million decrease in manufacturing costs due to improved operational efficiencies~~, and new product offerings~~, ~~in~~ at our vertically integrated framing operations which reduce the per product cost.~~and~~ We also had an $11 million decrease in cost of sales due to our increased direct import volume ~~penetration~~ and private brand initiatives in the current year compared to the prior year.  These initiatives allowed us to reduce design, sourcing and intermediary product costs. In addition, we had a $29 million increase in rent and related expenses, including $15 million from opening new stores, a $7 million increase in store remodel and improvement expenses and a $6 million increase due to higher maintenance costs.”

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

Certain relationships and related party transactions, page 117

14.                               Please disclose the amounts remitted by CPG to the affiliate of The Blackstone Group for the relevant time periods.

RESPONSE:

The next amendment to the Registration Statement will be revised based on the above comment to include the additional revisions below in the “Certain Relationships and Related Party Transactions” section currently shown on page 117.

“We are party to a participation agreement with CoreTrust Purchasing Group (“CPG”), a division of HealthTrust Purchasing, designating CPG as our exclusive “group purchasing organization” for the purchase of certain non-merchandise products and services from third party vendors. CPG secures from vendors pricing terms for goods and services that are believed to be more favorable than participants in the group purchasing organization could obtain for themselves on an individual basis. In connection with purchases by its participants (including us), CPG receives a commission from the vendors in respect of such purchases. Although CPG is not affiliated with The Blackstone Group, in consideration for facilitating our participation in CPG and monitoring the services CPG provides to us, CPG remits a portion of the commissions received from vendors in respect of our purchases under the agreement to an affiliate of The Blackstone Group. Payments remitted by CPG to an affiliate of The Blackstone Group as a result of our purchases under the agreement were approximately $0.1 million during both fiscal 2012 and fiscal 2011.  Payments remitted by CPG to an affiliate of The Blackstone Group as a result of our purchases under the agreement were approximately $0.1 million during each of the first nine months of fiscal 2013 and fiscal 2012.”

Principal and Selling Stockholders, page 131

15.                               Please clarify your statements in footnotes (2) and (3) of the table that investment and voting decisions by each of BCI and BMA are made jointly by three or more individuals who are managing directors. If the individuals identified by name in each footnote are not the only natural persons with investment and voting power over BCI and BMA, respectively, then please revise to include the names of all such individuals.

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

RESPONSE:

Based on the above comment, our next amendment to the Registration Statement will replace footnotes (2) and (3) to the Principal and selling stockholders table on page 132 with the language below.

“(2)  The shares included in the table consist of: (i)              shares of Common Stock held by Bain Capital Integral Investors 2006, LLC, whose administrative member is Bain Capital Investors, LLC (“BCI”); and (ii)               shares of Common Stock held by BCIP TCV, LLC, whose administrative member is BCI. Assuming full exercise of the underwriters’ option to purchase additional shares, in this offering: (i) Bain Capital Integral Investors 2006, LLC will sell                   shares of Common Stock; and (ii) BCIP TCV, LLC will sell                 shares of Common Stock.  As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by each of Bain Capital Integral Investors 2006, LLC and BCIP TCV, LLC (collectively, the “Bain Capital Entities”).  The governance, investment strategy and decision-making process with respect to investments held by the Bain Capital Entities is directed by BCI’s Global Private Equity Board (“GPEB”), which is comprised of the following individuals: Steven Barnes, Joshua Bekenstein, John Connaughton, Paul Edgerley, Stephen Pagliuca, Michel Plantevin, Dwight Poler,  Jonathan Zhu and Stephen Zide. By virtue of the relationships described in this footnote, GPEB may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of GPEB disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on GPEB. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, 200 Clarendon Street, Boston, MA 02116.

“(3)  Includes                      shares of our Common Stock owned by Blackstone Capital Partners V L.P. (“BCP V”),                  shares of our Common Stock owned by BCP V-S L.P. (“BCP V-S”),                       shares of our Common Stock owned by Blackstone Family Investment Partnership V L.P. (“Family”),                shares of our Common Stock owned by Blackstone Participation Partnership V L.P. (“Participation”),                      shares of our Common Stock owned by BCP V Co-Investors L.P. (“BCP Co-Investors”) and                   shares of our Common Stock owned by Blackstone Family Investment Partnership V-SMD L.P. (“Family-SMD”) (collectively, the “Blackstone Funds”).  The general partner of BCP V, BCP V-S and BCP Co-Investors is Blackstone Management Associates V L.L.C.  BMA V L.L.C. is the sole member of Blackstone Management Associates V L.L.C.  BCP V Side-by-Side GP L.L.C. is the general partner of Family and

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

Participation.  Blackstone Holdings III L.P. is the managing member and majority in interest owner of BMA V L.L.C. and the sole member of BCP V Side-by-Side GP L.L.C.  The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P.  The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C.  The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P.  The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C.  Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.  The general partner of Family-SMD is Blackstone Family GP L.L.C., which is controlled by its founder Mr. Schwarzman.  Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each (other than the Blackstone Funds to the extent of their direct holdings) disclaims beneficial ownership of such shares.  The address for each of the Blackstone Funds, Blackstone Management Associates V L.L.C., BMA V. L.L.C., BCP V Side-by-Side GP L.L.C., Blackstone Holdings III L.P., Blackstone Holdings III GP L.P., Blackstone Holdings III GP Management L.L.C., The Blackstone Group L.P., Blackstone Group Management L.L.C. and Blackstone Family GP L.L.C. is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York, 10154.”

Description of Capital Stock, page 133

Exclusive Jurisdiction of Certain Actions, page 136

16.                               We note your disclosure that the exclusive venue provision may have the effect of discoursing lawsuits against your officers and directors. Please tell us what consideration you gave to including this effect in your risk factor disclosure.

RESPONSE:

In response to the comment above, the Company will revise its disclosure in the next amendment to the Registration Statement to include the following risk factor.

“Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

“Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or the bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.”

Index to consolidated financial statements and supplementary data, page F-1

General

17.                               We note that as part of your use of the net proceeds from this offering, you intend to redeem a portion of the Holdco Notes, which were issued on July 29, 2013 that in part funded a one-time cash dividend, distribution and other payment to your equity and equity-award holders. Please tell us what consideration you gave to providing pro forma per share data within your historical financial statements to the extent that the distribution exceeds earnings during the previous twelve months. We refer you to SAB Topic 1B.3.

RESPONSE:

In the next amendment of the Registration Statement, the Company will provide pro forma fiscal 2013 per share data on the face of the Consolidated Statements of

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

Comprehensive Income, giving effect to the number of shares whose proceeds will be used to repay the Holdco Notes issued on July 29, 2013 for the purpose of funding a dividend to the Company’s equity and equity-award holders.  The Company will also include a footnote for pro forma earnings per share in the notes to our financial statements.

Notes to consolidated financial statements, page F-7

Note 4. Debt, page F-17

18.                               Reference is made to the disclosure on covenants within the Senior Indenture on page F-21 noting the limitations on Michaels Stores, Inc.’s ability to pay dividends. In light of these subsidiary restrictions, please tell us the amount of restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year and show us how you computed the amount. If the restricted net assets exceed 25 percent of your consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.

RESPONSE:

In the next amendment of the Registration Statement, the Company will Provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X as follows.

“The Senior Indenture contains covenants limiting, among other things, Michaels Stores, Inc.’s ability and the ability of Michaels Stores, Inc.’s restricted subsidiaries to:

•                  incur additional debt.

•                  pay dividends or distributions on Michaels Stores, Inc.’s capital stock or repurchase ~~MSI’s~~ Michaels Stores, Inc.’s capital stock, subject to certain exceptions, including dividends, distributions and repurchases up to an amount in excess of (i) $75 million plus (ii) a basket that builds based on 50% of MSI’s Consolidated Net Income (as defined in the Senior Indenture) and certain other amounts, in each case, to the extent such payment capacity is not applied as otherwise permitted under the Senior

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

Indenture and subject to certain conditions.  As of November 2, 2013, the permitted restricted payment amount was approximately $239 million.”

In the next amendment of the Registration Statement, the Company will include the Condensed Financial Statements of Michaels Stores, Inc. as required by Schedule I, specifically its Condensed Balance Sheets, Condensed Statements of Comprehensive Income, and Condensed Statements of Cash Flows.  Disclosure requirements of Rule 12-04 of Regulation S-X regarding material contingencies, long-term obligations and guarantees, and five-year schedules of maturities of debt will be incorporated in Schedule I with a reference to Note 4. Debt, Note 6. Income taxes, Note 7. Share-based compensation and Note. 11. Commitments and contingencies.  The Company will modify the referenced Notes to reflect both the Michaels Stores, Inc. and The Michaels Companies, Inc.

Note 6. Income taxes, page F-25

19.                               Please explain to us how the release of $7 million of valuation allowance against certain state net operating loss carryforwards to offset an increase of $7 million unrecognized tax benefit (liability) recorded as part of your deferred tax assets is reflected in the tables on page F-27 and F-28. We are unclear on what entries were made to record this release. Please be detailed in your explanation.

RESPONSE:

The Company advises the Staff the language in the Consolidated financial statements Note 6. Income taxes will be revised to more clearly state the Company’s entries. The state valuation allowance was reduced by $7 million ($4 million net of federal benefit) offset by a reduction of deferred tax assets for state net operating loss carry-forwards.  These entries were made to present the portion of the unrecognized tax benefit for state income tax positions as a reduction to the deferred tax asset for state net operating losses available under the tax law of the applicable jurisdictions to settle any additional income taxes resulting from the disallowance of the tax position.  The gross liability for unrecognized tax benefits accrued under Accounting Standards Codification 740, Income Taxes was not affected by these entries because any additional income taxes resulting from the disallowance of the tax position for which state net operating losses were not available to settle the liability has been presented in the financial statements as a noncurrent liability, separate from

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

deferred tax assets.  The Company’s unrecognized tax benefit table was presented net of the reduction to deferred tax assets, rather than gross. The gross presentation is shown below.

The next amendment of the Registration Statement will include the following revisions to Note 6. Income taxes.

~~in millions~~
~~2012~~
~~Balance at January 28, 2012~~	~~$ 11~~
~~Additions based on tax positions related to the current year~~	~~1~~
~~Additions for tax positions of prior years~~	~~1~~
~~Reductions for expiration of statute of limitations~~	~~(3~~	~~)~~
~~Settlements with taxing authorities~~	~~(3~~	~~)~~
~~Balance at February 2, 2013~~	~~$ 7~~

~~In fiscal 2012, we released $7 million of valuation allowance against certain state net operating loss carryforwards to offset an increase of $7 million unrecognized tax benefit (liability) recorded as part of our deferred tax assets (liabilities). These unrecognized tax benefits are associated with the tax positions taken in the tax years that resulted in the net operating loss carry-forwards.~~

in millions
2012
Balance at January 28, 2012	$18
Additions based on tax positions related to the current year	1
Additions for tax positions of prior years	1
Reductions for expiration of statute of limitations	(3)
Settlements with taxing authorities	(3)
Balance at February 2, 2013	$14

“In fiscal 2012, we reduced our valuation allowance by $7 million and our deferred tax assets related to state net operating loss carry-forwards by $7 million reflecting the unrecognized tax benefits in those respective jurisdictions.”

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

Note 8. Derivative instruments, page F-29

20.                               We note that you purchased an interest rate derivative with the objective to cap your exposure to interest rate increases on your senior secured term loan facility. Please explain to us in detail why the interest rate cap does not qualify for cash flow hedge accounting under ASC 815-20.

RESPONSE:

Given the different maturity dates of the secured term loan facility and the interest rate derivative at the inception of the derivative contract and the inability of management to assert the changes in the fair value of the derivative would be highly effective against offsetting the changes in the fair value of the debt, the Company did not designate the interest rate cap to obtain the special hedge accounting treatment allowed under ASC 815. Therefore, the interest rate cap does not qualify for hedge accounting treatment. The fair value of the interest rate derivative was approximately $0.1 million at both November 2, 2013 and February 2, 2013 and approximately $0.3 million at January 28, 2012.

Undertakings, page II-5

21.                               Please revise to include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

RESPONSE:

In response to the above comment, the Company will revise its disclosure in the next amendment to the Registration Statement to include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. The Company acknowledges the Staff will need sufficient time to review this information when it is included in a future amendment to the Registration Statement.

*       *       *

Ms. Mara L. Ransom	February 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

The Company has authorized us to acknowledge on its behalf that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please contact the undersigned at 617-951-7473.  Thank you for your assistance.

Very truly yours,

/s/ David A. Fine
David A. Fine

cc:                      Carl S. Rubin, Michaels Stores, Inc.

Charles M. Sonsteby, Michaels Stores, Inc.

Jennifer N. Robinson, Michaels Stores, Inc.

Michael J. Veitenheimer, Michaels Stores, Inc.

D. Rhett Brandon, Simpson Thacher & Bartlett LLP

Exhibit A

General Crafts account for one-third of the US craft market, while the other 7 specific craft categories evenly divide the rest of the market. US Market Size = $30.3 Billion (±5.9%) Projected Base: 115 Million Total US Households. Spending behavior is self-reported by consumers and is accurate only within certain ranges. Data based on 12 months ending June 30, 2011 12% 12% 11% 10% 9% 8% 6% 32% General Crafts $9.72 (bill) Fine Arts $3.69 (bill) Paper & Memory Crafts $3.52 (bill) Needle Crafts $3.25 (bill) Artistic Crafts $3.06 (bill) Sewing Crafts $2.66 (bill) Jewelry & Bead Crafts $2.43 (bill) Floral Crafts $1.93 (bill) U.S. Retail Sales (Billion $) Volume

The craft and hobby industry has not been immune to the current economic crisis. A 14% decline in retail sales has taken place overall. U.S. Retail Sales (Million $) - Among Total U.S. Households - Market Size = $27,297 Million (+11%) $10,267 Million $7,266 Million $6,432 Million -21% vs. $13,027 Million YAG -14% vs. $31,799 Million YAG -12% vs. $7,285 Million YAG -9% vs. $7,949 Million YAG Projected Base: 111 Million Total US Households Spending behavior is self-reported by consumers, and is accurate only within certain ranges. $3,333 Million -6% vs. $3,538 Million YAG Data based on 12 months ending December 31, 2008 Floral Crafts, 12% General Crafts, 38% Needle and Sewing Crafts, 27% Painting and Finishing Crafts, 24%

The Michaels Companies, Inc. Exhibit A: Support in Response to Question 3, Comment Letter Dated January 15, 2014. “We are the only arts and crafts retailer named on Interbrand’s list of Best Retail Brands in the United States, ranking 28th in 2013.” Page 4 Source: http://www.interbrand.com/en/BestRetailBrands/2013/Best-Retail-Brands-Brand-View.aspx

02 08 04 03 05 Target +7% 25,059 $m Sam’s Club +5% 13,514 $m Walmart +1% 141,017$m Walgreens –4% 14,400 $m The Home Depot +4% 22,940 $m Amazon.com +46% 18,625 $m CVS/pharmacy –8% 15,909 $m Walmart’s reputation took a beating, but it delivered its best top–line results in the last five years and continues to be the dominant retailer in the U.S. with 10 percent of all retail sales. The company was plunged into a major scandal when The New York Times revealed it paid out USD $24 million in bribes to build new stores in Mexico. While the business repercussions will be significant, customers didn’t flinch. Sales continued to rise as Walmart jettisoned de–cluttered aisles in favor of improved assortments, abandoned fashion– forward apparel in favor of basics, and recommitted to being the low–price leader. Walgreens is coming off a tumultuous but important year in which it lost millions of customers in a high profile contract dispute (lately resolved) with pharmacy benefits manager, Express Scripts. But Walgreens’ new international footprint, loyalty card program, enhanced selection of fresh foods in urban desert locations and continued expansion of health care services have positioned the company for recovery and long term success. Walgreens now owns a 45 percent stake in Alliance Boots, the biggest drugstore operator in Europe. The combined companies will have over 11,000 stores in 12 different countries. Sales grew profitably last year as Target completed its store remodels, adding fresh produce to its mix. The first City Targets opened in Chicago, Los Angeles and Seattle, and plans are underway to expand to Canada with 125 stores. Brandishing its notable creativity, Target unveiled a shoppable film, announced plans for its own digital wallet and introduced unique non–mass merchandise via The Shops at Target, its biggest initiative in recent years. The brand made headlines when it announced that it would stop selling Amazon’s Kindle e–readers, due to showrooming. New CEO Rosalind Brewer has a plan to help Sam’s Club achieve its goal of becoming a USD $100 billion dollar business, including: raising membership fees, bringing in new brands, entering urban markets, adding more stores, and emphasizing Apple products. Sam’s also announced an exclusive retail program with the pregnancy and parenting site, WhatToExpect.com and began testing home theater installation services. From an experience point of view, the store still has plenty of room to differentiate from the competition. 01 07 The Home Depot is benefiting from rising home sales and construction starts. Same store sales enjoyed a sixth straight quarterly increase as customers visited more often and spent more per trip. Rather than invest in new stores, the company is remodeling existing boxes. It acquired both Redbeacon.com, to connect consumers to local contractors, and product manufacturer U.S. Home Systems. Paypal and The Home Depot joined forces on an in–store payment pilot program. And while the brand closed its last store in Beijing, it’s faring well in Mexico and Canada. Built on relevance and pioneering technology, Amazon.com keeps introducing services that fit customer needs. The acquisition of Quidsi extends Amazon’s reach via a set of nine specialty e–commerce sites for home and family. B2B site AmazonSupply.com serves business, industrial, scientific and commercial customers. Exclusive innovations to its Kindle digital reader as well as expanded streaming video solidify the brand’s command of digital media. All that and stellar revenue growth, albeit with a modest decline in already thin margins, moves Amazon from ninth to fourth most valuable U.S. retail brand. Toward its goal of reinventing pharmacy for better health, CVS/pharmacy defines its brand as “healthcare expertise.” It successfully engages customers through an innovative suite of digital and in–store programs that provide walk–in health care and advice, and help customers manage, refill, and pick up prescriptions conveniently. To protect profits in the face of increasing generic prescription drug sales, it’s incorporating more non–health front–of–store products into an evolving portfolio of private brands. CVS’s real estate program continued on pace with 2.6 percent retail square footage growth. It now has more than 7,000 CVS/pharmacy stores in the U.S. 06 Coach +8% 14,577 $m Globally, Coach is the most–searched luxury handbag brand on the internet. The company considers its brand to be its touchstone, and conducts rigorous research to anticipate consumer needs, thereby keeping assortments fresh and relevant. Demand for Coach’s earlier classic designs led to the Legacy Collection. Recently, Coach expanded its product portfolio to include both higher and lower price points; it also sees greater revenue potential in the opening of more outlet stores than retail shops. Despite the lower price points, Coach’s outlet store experience aligns with the brand’s luxury image. Net sales and brand value increased significantly. 26 Best Retail Brands 2013 by Interbrand U.S. Retail Brands

10 09 eBay +12% 10,947 $m Nordstrom +7% 10,143 $m Last year, the world’s largest online marketplace unveiled a new logo representing the relevance and innovation that makes buying and selling enjoyable for 100 million users. Business grew through acquisitions, organic growth and a modest improvement in margins. To extend its reach, eBay acquired shopping startup Svpply, a showcase for items featured on other online stores. A partnership with Gogo, an in–flight connectivity company, will allow passengers to shop eBay at 10,000 feet. Believing shoppers desire instant gratification, eBay Now is testing same–day delivery in San Francisco. Nordstrom’s impeccable customer service is legendary, and its commitment to innovation at the intersection of retail and technology continues. But because ten consecutive quarters of double–digit sales growth don’t make it immune to the mercurial retail environment, Nordstrom is future– proofing its brand with the acquisition of flash sale site HauteLook, the USD $140 million investment in its own e–commerce upgrades. To inject some excitement and energy into its brand experience, Nordstrom will sell Bonobos brand men’s apparel, previously a web–only experience, and carry exclusive styles from U.K.’s Topshop. 11 Publix +9% 9,941 $m Publix eats, sleeps and lives its brand values. The 1,000–store employee–owned supermarket chain, found in five Southeastern states, receives praise from blog after blog and recognition as one of the best places to work in the U.S. Publix’s message to employees and customers is one of wholesome, healthy, caring through its actions, products and communications. Publix balances standard grocery items with some higher– end specialty merchandise, yet still offers competitive prices. Sales are up; employee and customer satisfaction remain consistently high. 12 Lowe’s +2% 8,839 $m Since its launch in 2011, online tool MyLowe’s has garnered more than 5 million subscribers who use it to simplify project management, home maintenance and to generate ideas. A successful marketing partnership with Houzz, a leading social site for designers and renovators, further enhanced Lowe’s reputation as the brand that inspires. Its new tagline, “Never Stop Improving,” promises a continual stream of innovations, while it motivates, inspires and energizes customers. An upgrade to store IT infrastructure improves information access, while in–store Wi–Fi aids comparison shopping. 27

U.S. Retail Brands

13 Best Buy -52% 8,067 $m

As the last big box consumer electronics retailer standing in the U.S., Best Buy has been much in the news for its shares and earnings slide. To adjust to this era of soft economy, razor-thin margins, cut-throat competition and deal-seeking consumers armed with price comparison apps, Best Buy closed 50 big box stores and is opening 100 smaller ones, intending to double the number of its Best Buy Mobile stores by 2016. While big boxes are not dead, the emphasis is on a more flexible approach that requires less square footage and seeks to disrupt consumers where they are considering products.

14 Costco +14% 7,322 $m

Sales grew for the high-end warehouse club, and Costco members continue to demonstrate a strong attachment to the brand. Stores in North America, the U.K., Korea, Taiwan, Japan and Australia succeed by carrying a narrow selection of luxury goods at competitive prices. Known for its corporate responsibility, Costco is moving to raise awareness for its pharmacies, and for its North American website, which it plans to expand into other countries. New mobile applications will also help Costco grow and improve in search rankings. Meanwhile, the experience keeps shoppers in thrall.

15 Dollar General +10% 7,107 $m

Dollar General's strategy of catering to value conscious shoppers continues to pay off big. Expansion, with added customer convenience, is the name of the game for this small box retailer with its fleet of over 10,000 stores. The company opens hundreds of stores each year, with increased offerings of perishables and private labels. Payment options now include credit, debit and prepaid cards. The addition of The Photo Center and Dollar General Music to its website further differentiates the retailer from other value stores and adds incremental value to the experience.

16 Victoria's Secret +11% 6,105 $m

Popularity, international brand awareness, more than 1,000 stores and a robust presence boosted revenues at Victoria's Secret. The brand hits on all cylinders—hiring, design, execution, product and consistency. Fresh product, free media and new supermodels maintain interest and buzz. While Victoria's Secret opened its first U.K. flagship in London, investors are impatient with its slow international expansion in view of its sales momentum and brand recognition from U.S. to China. CEO Les Wexner is proceeding cautiously, testing markets in Canada, the U.K. and the Middle East.

17 Kohl's -5% 5,654 $m

Kohl's reported its weakest sales growth in three years. When Kohl's raised prices due to higher apparel costs, customers made fewer trips, buying less per visit. This year, the company will allow margins to suffer rather than pass along its costs. Online, however, business hit USD $1 billion in sales, up double digits over the previous year. The family-focused retailer continues to expand into other markets; most of its new store openings have been small formats (64,000 square feet vs. 88,000 square feet).

18 Staples -7% 5,513 $m

Like many big box category killers, Staples is restructuring, aiming to leverage its stores, supply chain and customer base to accelerate online growth. To that end, it's pouring more resources into its e-commerce channels, combining online and in-store retail under one executive, and plans to reduce the size of its brick and mortar fleet by 15 percent by the end of 2015. Staples closed 45 stores in Europe during fiscal 2012. Its future success as a right-sized retailer seems assured, as Staples has invested heavily in its fulfillment infrastructure.



28 Best Retail Brands 2013 by Interbrand

20 Avon –4% 5,151 $m Tiffany & Co. +15% 5,159 $m Tiffany & Co. is leveraging its digital presence widely and effectively, successfully translating its elegant brand experience to the digital realm. Revenue growth proves Tiffany is still relevant at the age of 175. It celebrated the milestone with a special collection, a luxurious new store in the five–diamond Carlton Ritz Montreal hotel, an intimate jewel box in Soho, and—in a perfect PR move—the legendary retailer designed the Jazz Age jewels for the star–studded Baz Luhrmann film, The Great Gatsby. International beauty brand Avon has experienced some hardships. A bribery scandal in China and a subsequent investigation by the U.S. Securities and Exchange Commission forced top executives to resign. New CEO Sherilyn McCoy from Johnson & Johnson aims to integrate Avon offline and online sales in a more purposeful fashion to drive growth. Avon’s successful history, strong brand equity and new business strategies should be enough for the brand to regain momentum. Consumers understand the brand and remain emotionally engaged by its celebrity endorsements and women’s charities. 19 21 AutoZone +2% 4,372 $m AutoZone regained some brand value this year, thanks to higher sales, continued store openings and aggressively increased offerings and capabilities, particularly for B2B customers. Historically, its online channel has served as a research tool for customers who complete purchases in the store. However, online sales increased, leading to significant investment in digital improvements. The brand opened its 5,000th store in the U.S. and its 300th store in Mexico. With DIY car repair thriving, AutoZone will need to defend itself against ambitious new players in the category. 22 Gap –8% 3,731 $m Gap continues to enjoy extremely high brand recognition globally. Yet despite its desire to excite a new generation, according to social media sentiment, it simply serves as a reliable provider of family clothes and gateway mom jeans. The 2011 management shake–up and new design center have yet to make their mark on the brand. Plans to reduce the number of retail stores and open more outlet locations continue. With sales in the U.S. virtually flat, Gap is aggressively developing international markets with growth potential, including China. 23 Bed Bath & Beyond +10% 3,634 $m While neither a lifestyle nor an aspirational brand, Bed Bath & Beyond delivers a relevant proposition. It does an excellent job of being the go–to retailer for housewares. Seemingly recession proof, revenue has steadily increased over the last five years—with few changes or improvements to the stores. The company has acquired domestic retailer Cost Plus World Market with 259 U.S. locations, and Linen Holdings, a B2B distributor of textile products. The question of long–term relevance will persist especially as alternatives grow, but so far Bed Bath & Beyond is increasing brand value. 24 Old Navy +7% 2,794 $m Old Navy is preparing to sail abroad with new talent at the helm. Reflecting the brand’s global ambition, former head of global sales at H&M Stefan Larsson is now Old Navy’s brand president; Jill Stanton, former global VP of apparel at Nike, is Old Navy’s creative advisor. First stop: Japan. Parent company Gap Inc. is pushing for international expansion to accelerate growth, setting a goal for international and online sales to make up 30 percent of total revenues by 2013. In the meantime, Old Navy same–store sales rose, reversing the previous year’s decline. Sherwin–Williams +5% 2,720 $m Sherwin–Williams can attribute its year of record earnings to the specialist reputation that allows its products to sell at a premium. The brand thrives on its historical equity and professional–level advice from a knowledgeable staff through its nationwide network of small stores. Its most recent innovation is an online planning tool called “Chip–It!” to help consumers select paint colors. The U.S. Environmental Protection Agency has recognized it for protecting the public from exposure to harmful chemicals, and last year, Sherwin– Williams repainted Tinseltown’s iconic Hollywood sign. 25 26 GameStop –29% 2,531 $m Gaming is one of the fastest changing retail spaces, and trends have conspired to keep GameStop’s category in a slump. Console game designers are stretching what is already the longest design cycle yet (at seven years) and have nothing new to excite gamers. Sales of game discs, consoles and accessories continue to tumble while the popularity of social, mobile and PC games has skyrocketed. GameStop is expanding and restructuring business accordingly, opening new stores while closing underperformers, including those in the U.K., Northern Ireland and Portugal. In 2011 it acquired Spawn Labs, a streaming technology company, and will need to redefine its new role in the gaming world in order to stem its brand value decline. 29

32 34 33 Marshalls +10% 1,698 $m T.J.Maxx +13% 1,742 $m PetSmart +8% 1,649 $m Whole Foods Market +28% 1,524 $m With sales up over the previous year, T.J.Maxx proves it’s still fashionable to be frugal. While it remodeled stores to enhance the shopping experience, the brand still has lingering image challenges among shoppers. The brand changed its marketing to emphasize its current on–season trends of first quality. But from a business point of view, the brand has no problems. It’s one of the most consistent performers in retail with a long track record of generating sales and earnings growth in good times and bad. Marshalls has been able to keep and build on the wave of middle to upper–middle income shoppers that have come through its doors since the recession. Retail analysts believe that its recent healthy sales increase came at the expense of J.C. Penney and Kohl’s. Additionally, the off–price retailer has upgraded the store experience through remodels, in–store initiatives and enhanced amenities. Opportunistic buying allows Marshalls to offer high inventory turnover of current trends. The company’s vision is to continue to grow domestically. 31 PetSmart continues to grow while remaining true to its core strategy of providing total lifetime care to pets, concentrating on services. Last year, grooming, pet training, boarding and day camp services grew by 9 percent, to account for 11 percent of net sales. During the past two years the chain has opened more than 80 locations, with another 45 to 50 stores slated to open in fiscal 2013. The brand is also a heavy user of social media and online channels for e–commerce and to disseminate expert pet care knowledge. The open, inclusive dialogue with customers helps PetSmart protect its long– term expert advisor role with pet owners. Whole Foods continues to see stellar growth in the number of consumers who value and are willing to pay for healthy and natural food options. It has been further expanding its presence in the U.S. and the U.K. The brand recently launched “Dark Rye,” an online magazine for food, art, health and sustainable living, and Whole Journey travel ventures for organic and sustainable food lovers. Despite high price concerns, the company is reaching Millennials and new Boomer customers; 75 percent of its growth is new customers and new trips. The frequently awe–inspiring store experience is a key factor in keeping the promise made to new customers when they walk through the door. 30 Banana Republic +8% 1,757 $m Working popular culture connections to stay in the limelight, Banana Republic continued its collaboration with the costume designer of TVs Mad Men, created a romantic women’s collection inspired by the movie Anna Karenina, and designed the airline uniforms for Virgin America. The brand successfully generates lift by presenting its styles in the context of a story. Net sales increased for this international brand of luxurious professional apparel. Its ability to target customers with tailored messaging online and through mobile delights core users but doesn’t bring new customers to the brand. Further, store designs and their related shopping experiences remain inconsistent, affecting stores’ ability to align with the merchandise. 28 29 Michaels –7% 1,966 $m J.Crew +12% 1,805 $m While Michaels’ core arts and crafts customers remain loyal, its shopping experience is now highly uneven after the company abandoned its Inspiration concept, re–cluttering and understaffing stores. However, it is increasing focus on Hispanic shoppers, tweens and teens by introducing specific products, classes and events. The brand has found success with celebrity brands, recently launched an online holiday project planning tool and produced a web–based reality show called “Craft Master.” Interestingly, the retailer is still without an e–commerce channel. Expansion into Canada continued with seven new stores. The company, owned by Bain Capital Partners and The Blackstone Group, is in the process of going public. J.Crew opened a flagship store on London’s Regent Street, the first outside of North America. Yet, unlike other retailers expanding abroad to mitigate slow domestic growth, J.Crew is expanding steadily in the U.S. as well, as sales and margins increase. Forty–two new stores in North America bring its count to around 400. To test international markets, the company ships online orders to more than a hundred countries. China, Japan and Australia are among top e–commerce market tests that may soon have their own J.Crew stores. Methodical in its growth plans, J.Crew is protecting its brand while still spurring growth. 27 Ross Dress for Less +17% 2,112 $m The fast–growing off–price chain enjoyed robust net income growth. Ross, primarily in the West and Southern states, continues its expansion in the Midwest and opened a new 1.6 million square–foot distribution center to support its growth in the Southeast. While Ross has many fans, when the company boasts about a no–frills store experience it means it. “It’s a mess,” is a typical shopper reaction, but so is praise for the housewares and apparel finds. Merchandise deliveries five days a week keep the treasure hunt atmosphere lively. 30 Best Retail Brands 2013 by Interbrand U.S. Retail Brands

Twist-Ease® Inc.
WHOLE FOODS MARKET®
www.twistease.com

35 Dick's Sporting Goods
+14% 1,426 $m

One of the largest brands in its category, Dick's Sporting Goods enjoyed another strong year. Improved profitability, a new U.S. distribution center and the purchase of the Top-Flite brand from Callaway Golf Company should fuel Dick's future growth and development. The superstore's agility in reacting to market shifts as well as regional and seasonal differences continues to underpin its strong financial performance. Although its in-store expertise has yet to translate online, Dick's enjoys high popularity in the social networking world and is building its own portfolio of brands to provide a more complete offer.

36 Guess
-23% 1,347 $m

Founded as a jeans brand, Guess is celebrating "30 Sexy Years" as a leading multichannel global retail brand. Despite the celebration, advertised heavily with iconic supermodels in retro sex kitten style, Guess had an off year. Gucci won a lawsuit against the company for mimicking three of its accessory designs. Soft markets in North America and Europe may have contributed to revenue declines; Guess's Asia business shows the most strength, offering significant growth potential which the company plans to pursue.

37 Bath & Body Works
+14% 1,325 $m

All about fragrance and a fanciful spirit, Bath & Body Works appeals to young women and teen girls as an affordable indulgence. Little is spent on traditional advertising, but brand awareness is high thanks to over 1,660 North American stores. An ongoing customer feedback loop informs its highly-rated store experience, and the brand is recognized for its commitment to customers. In the face of stiff competition from lower priced and mass retailers, analysts have criticized its online experience for lack of engagement. As strong as the human connection is in-store, Bath & Body Works must find ways for its humanity to permeate all touchpoints. Otherwise, its spirit will diminish among loyal fans.

38 Dollar Tree
+13% 1,314 $m

Dollar Tree is the leading operator of one dollar price point variety stores in the U.S. To increase sales and market share, the brand continues to broaden assortments to include more everyday needs, seasonal and discretionary merchandise. Like its small box competitors, Dollar Tree is also expanding frozen and refrigerated products. A new distribution center, a growing e-commerce business, and an expansion strategy that includes new and relocated stores have led to a healthy jump in net sales.

31

U.S. Retail Brands

39 Tractor Supply Co.
+38% 1,282 $m

ABC News recently chronicled the recession-proof relevance of Tractor Supply Co. as the humble yet steadfast supplier to rural America continues to prosper. It has rapidly expanded its retail footprint in recent years and will continue to do so. The brand's able to better anticipate its customers' preferences thanks to more targeted market research. It's also evolving toward a robust multichannel presence. Tractor Supply aims to operate 2,100 stores nationwide and continues to receive a warm welcome in new markets.

40 Macy's
+62% 1,259 $m

The retailer's daring multi-year endeavor to become a national brand continues to pay off smartly. Macy's had a great year with a 48 percent increase in net income, culminating in the USD $400 million makeover of its New York flagship. Efforts intensify to attract Millennials and keep stores locally relevant. Over 40 percent of Macy's merchandise is exclusive, while an outstanding portfolio of private brands accounts for 20 percent of sales. Mobile shoppers remain engaged through a personalized, continuously enhanced multichannel strategy. As its value continues to grow, Macy's should serve as a guidepost for its category as well as others like grocery that continue to operate a platform of nameplates within a fleet.

41 American Eagle Outfitters
+12% 1,193 $m

Revenues increased for this brand of casual wear for young people. Aggressive customer interaction via mobile, and a socially engaging online experience keep its emotional connections strong. American Eagle devoted the past year to international growth, partnering with Israel-based Fox-Wizel to operate new outlets in the Middle East, a continuation of its strategy to partner with retail experts in each new region, including Russia and Asia. The brand's highly successful "Live Your Life" essay contest attracted over 30,000 applicants and 4.7 million online visits.

42 Urban Outfitters
+6% 1,176 $m

Urban Outfitters' indie-cool vibe continues to win, and the brand intends to open approximately 50 new stores across the U.S., Canada and Europe during fiscal 2013. The lifestyle shopping experience for the young urbanite who enjoys art, music and fashion also seems to love getting into trouble and knows its way around a negative headline. Recently its novelty t-shirts featuring Che Guevera and a line of Navajo-inspired clothing were pulled from the shelf due to public outrage. But since the brand enjoys its rebellious youthful image, a recurring reckless streak seems to be expected—it's authentic to the brand.



32 Best Retail Brands 2013 by interbrand

50 Anthropologie NEW 836 $m Cabela’s NEW 839 $m Serious sportsmen, outdoor enthusiasts and their families visit Cabela’s to learn as well as shop. Stores engage emotionally through “edu–tainment,” making them tourist attractions as well as retail destinations. They also serve as one–stop shops for hunting, fishing and camping licenses. With 41 stores in the U.S. and Canada, each year Cabela’s opens a small number in new markets, thereby boosting its revenues. The multichannel retailer is also a direct market powerhouse, distributing 130 million catalogs in over 125 countries. J.D. Power has recognized it as a customer service champion. Anthropologie proves there are more ways to succeed than lavish ad campaigns and a store in every mall. It keeps the number of upscale locations under 200, opening 15 new stores last year. No two look the same. Each has a team of artists creating imaginative vignettes from found and unique objects. In its quest to remain beautifully different, Anthropologie teamed up with 11 creators for its latest collection, sure to please its extremely loyal core of wealthy female sophisticates. Known for creative, narrative–imbued store, catalog and website experiences, the Urban Outfitters–owned retailer is exploring ways to extend its physical, print and online brand experience to tablets. 49 47 Radio Shack –26% 923 $m One of the few remaining consumer electronics retailers, even its large network of convenient small format stores isn’t protecting the brand from the stiff competition and disappearing profit margins typical for the category. While its partnership with Target has proven unprofitable, and a doping scandal brought its Lance Armstrong contract to an end, the company still plans to expand in Mexico and South East Asia, where the plan is to instill more excitement into the store concept. But questions about the Radio Shack brand continue and it needs to better communicate the meaningful benefit it can provide to customers. 48 Express NEW 851 $m Express tends to be one of several stops at the mall rather than a destination. Its reliably fashion–forward styles for young men and women come with a full complement of social media touchpoints whose effect, along with its stores, is youthfully generic. Nevertheless, Express is committed to being a fashion authority and operates more than 550 stores in North America. Store updates and expanded offerings have helped boost sales the last two years and the brand was in the spotlight as the official sponsor of the 2012 Miss America pageant. 46 Rent–A–Center +22% 940 $m Rent–A–Center (RAC), a leading rent–to–own furniture and electronics retailer, continues expansion through its network of more than 3,050 stores across North America. Its RAC Acceptance kiosks can be found inside traditional furniture stores such as Ashley, handling credit applications for their credit challenged customers who, once approved, can time– purchase brand new re–rentable furniture. The kiosks are being tested in 13 Best Buy stores as well. With revenues up in its traditional formats, RAC’s outlook is strong. 44 45 +1% 1,018 $m +5% 1,022 $m Family Dollar +17% 1,015 $m Fashion–forward Buckle knows how to create a great shopping experience. Associates are extensively trained to make every guest feel special. A system of daily store deliveries keeps the brand responsive to trends, store by store, and encourages frequency. However, the big draw seems to be branded and private label denim with a wide variety of fits, finishes and styles—which contributes significantly to total sales. This year, net sales increased to record levels as Buckle opened 10 new stores and remodeled 50 more. Broadline closeout retailer Big Lots chose 2012 to embark on its first fleet–wide remodeling initiative. Its historically frugal approach meant that none of the 1,500 Big Lots stores in the U.S. and Canada had benefited from a retail experience makeover. Distribution, expense structure and merchandising organization have been corporate priorities, enabling the brand to keep its prices low. Store execution has been inconsistent. With that changing, Big Lots continues to introduce new, higher–quality brands, a private label and an expanded international foods program to increase market share. 43 Family Dollar’s renovation efforts continue. An improved shopping experience with more intuitive adjacencies and higher customer service standards has increased store productivity. A strategic partnership with the McLane Company, experts in supply chain service, enables Family Dollar to offer a broader selection of merchandise, including refrigerated and frozen food, across the retailer’s more than 7,600 locations in 45 states. Family Dollar’s plain–speaking offers primarily reach its shoppers via weekly circulars; however, its e–commerce site is optimized for mobile and saw increased usage this year.

The Michaels Companies, Inc. Exhibit A: Support in Response to Question 3, Comment Letter Dated January 15, 2014. “We are the largest arts and craft specialty retailer in North America.” page 75 Source: Other significant multi-store arts and crafts retailers, include Hobby Lobby (588 stores), Jo-Ann Stores, Inc. (790 stores) and A.C. Moore (140 stores). Store counts were provided from the competitors’ websites. Our store count of 1,137 is the largest number of stores in the arts and crafts specialty retailer sector.

Our Stores : Hobby Lobby - Hobby Lobby Page 1 of 1 Home Weekly Offers Projects & Videos Gift Cards Hobby Lobby Visa® Careers Our Company News Center, OPEN Store Hours Store Locations Your Career Our stores are open Monday through Saturday excluding holidays. All stores are closed on Sundays. Click here to find out what our hours are. There are currently 588 stores in 47 states Find a Hobby Lobby store near you Find a great career at Hobby Lobby. Our growing company is always looking for great people to join our team at the stores and corporate offices. New Stores Store Classes Want to know if Hobby Lobby is coming to your area? Check here often to keep up to date on Hobby Lobby store openings. Find a class near you or find out how to become an instructor We offer a wide variety of classes to help you in all your crafting needs. Customer Service Store lnformation Holiday Messages Recalls Site Map © 2014 Hobby Lobby Stores, Inc. Privacy Policy Email Preferences

Welcome (Sign In)  My Account  Wishlist Weekly Ad  Coupons  Store Locator  JOANN fabric and craft stores•   Search  (0) Fabric  • Sewing  • Scrapbooking • Crafts  • Needle • Baking • Kids & Teachers  Sale  Idea Center • Lights  • Storage • Home Decor • Holiday  & Party 50% off one regular-priced item. Get Coupon $2.95 Flat F the season's Biggest Value event! Shop & Save In-Store & Online Sun.-Sat., Jan. 12-18 Shop Entire Sale Home   Customer Service   Fact Sheet Order Information about us: company fact sheet Track Order  Company Fact Sheet Return Policy Shipping Information Contact Information Contact Us Join our Mailing List Store Locator General Information Jo-Ann Fabric and Craft Stores® is the nation's largest specialty retailer of fabrics and cra products for quilting, apparel, craft and home decor sewing along with a full array of comp  Our Culture  Mission To spark the creativity that lives in every person. Vision To be the best fabric and craft retail brand- for our customers, our Team Members, our cc FAQs Teacher Rewards VIP Program Student Program Non-Profit Program Headquartors  Jo-Ann Fabric and Craft Stores is headquartered in Hudson, Ohio, a historic town situated scenic and popular Cuyahoga Valley National Park. Store Operations Our Company  Jo-Ann operates over 790 stores in 49 states, plus its Web site, Joann.com®®. Its three d California; and Opelika, Alabama.  http://www.joann.com/fact-sheet.html 1/16/2014

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A.C. Moore is a specialty retailer offering a vast selection of arts, crafts and floral merchandise to a broad demographic of customers.We opened the first A.C. Moore store in Moorestown, New Jersey in 1985, and have since grown to more than 140 stores. Our stores are located in the Eastern United States from Maine to Florida. In October 2007, A.C. Moore launched its e-commerce site, www.acmoore.com.

We are devoted to being our customers' first choice for product selection, value and service that inspires and fulfills unlimited creative possibilities. We believe that our assortment, convenience, service and pricing differentiate us from our competitors. Our assortment of merchandise consists of more than 60,000 stock keeping units, or SKUs, with approximately 40,000 SKUs offered at each store at any one time. We also offer custom framing in the majority of our stores. In-store events and programs for children and adults provide hands-on arts and crafts experience and encourage the creativity of our customers.

Our corporate office and distribution center is located at 130 A.C. Moore Drive, Berlin, New Jersey 08009.

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